

02006434

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
FEB 25 2002
WASH., D.C. SECTION
354

SEC FILE NUMBER
8- 30277

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

~~10-014397~~
JJR ASSOCIATES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O JAY REICH, 150 EAST 69TH ST., APT. 25M
(No. and Street)

NEW YORK	N.Y.	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY REICH 212-527-2922
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.
(Name — *if individual, state last, first, middle name*)

99 WEST HAWTHORNE AVENUE	VALLEY STREAM, NY		11580
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAY REICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JJR ASSOCIATES, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PARTNER

Title

Notary Public

JOANN PARISI
Notary Public - State of New York
No. 01PA5080869
Qualified in New York County
My Commission Expires June 23, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

OF

JJR ASSOCIATES

AS AT

DECEMBER 31, 2001

GLASSER & HAIMS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

INDEPENDENT AUDITOR'S REPORT

JJR Associates
New York, New York

We have audited the accompanying balance sheet of JJR Associates as of December 31, 2001 and the related statements of income and changes in partners' capital and the statement of cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JJR Associates as of December 31, 2001 and results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principals.

Our audit was conducted for the purpose of forming an opinion upon the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



GLASSER & HAIMS, P.C.
Certified Public Accountants

January 25, 2002

JJR ASSOCIATES
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$ 57,321	
Securities owned, at market value	136,843	
TOTAL CURRENT ASSETS		$ 194,164
OTHER ASSETS:		
NASD - Rts and Wts	59,100	
TOTAL OTHER ASSETS		59,100
TOTAL ASSETS		$ 253,264

LIABILITIES & OWNERSHIP EQUITY

CURRENT LIABILITIES:		
NONE		
TOTAL CURRENT LIABILITIES		$ -0-
OWNERSHIP EQUITY:		
Partners' capital	$ 253,264	
TOTAL OWNERSHIP EQUITY		253,264
TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 253,264

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THE STATEMENT

JJR ASSOCIATES
STATEMENT OF INCOME, EXPENSES AND
CHANGES IN PARTNERS' CAPITAL
AS OF DECEMBER 31, 2001

REVENUE:		
(Loss) on firm securities trading account		$(118,516)
Other revenue		1,838
TOTAL REVENUE		$(116,678)
EXPENSES:		
Interest paid	$ 122	
Other expenses	5,081	
TOTAL EXPENSES		5,203
NET INCOME		$(121,881)
Partners' Capital - December 31, 2000	$ 325,145	
Capital Contributed	50,000	375,145
Partners' Capital - December 31, 2001		$ 253,264

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

JJR ASSOCIATES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (Loss)		$(121,881)
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in securities owned (net)		84,164
Net cash used in operating activities		$ (37,717)
CASH FLOWS FROM CAPITAL ACTIVITIES:		
Capital Contributed	$ 50,000	
Net cash provided by capital activities		50,000
NET INCREASE IN CASH AND CASH EQUIVALENT		$ 12,283
Cash or Cash Equipment At Beginning Of Year		45,038
Cash or Cash Equivalent At End Of Year		$ 57,321

JJR ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1: Significant Accounting Policies:

Securities transactions are recorded on a trade date basis. Securities owned or sold but not yet purchased, are stated at market value with unrealized gains and losses reflected in income.

Federal income taxes have not been provided as each partner is individually liable for his own tax payments.

NOTE 2: Commitments:

The company has contractual commitments arising in the usual course of business, the consummation of which makes no material changes in the foregoing financial position.

SCHEDULE I

JJR ASSOCIATES
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

Total ownership equity		$ 253,264
Deductions and/or charges		
Total non-allowable assets		59,100
Net capital before haircuts on securities positions		$ 194,164
Haircuts on securities:		
Exempt securities	$ 1,146	
Debt securities	2,441	
Other securities	13,205	
Undue Concentration	2,981	19,773
Net Capital		$ 174,391

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% current liabilities)	$ 0
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital	$ 74,391
Excess net capital at 1,000%	$ 174,391

Computation of Aggregate Indebtedness

Total A.I. Liabilities	$ 0
Total aggregate indebtedness	$ 0
Percentage of aggregate indebtedness to net capital	$ 0

NOTE: The difference between the computation of capital as computed above and the computation as filed by the company is as follows:

Net Capital as computed above	$ 174,391
Net Capital as computed by Company	169,064
Difference - Haircuts and rounding	$ 5,327

SCHEDULE II

JJR ASSOCIATES
DECEMBER 31, 2001

EXEMPTION PROVISION UNDER RULE 15c3-3

Exemption from Rule 15c3-3 is claimed under Section k (2) (ii).

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.
(516) 568-2700

THE PARTNERS OF JJR ASSOCIATES

We have examined the financial statements of JJR Associates for the year ended December 31, 2001, and have issued our report thereon dated January 23, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemption provisions of Rule 15c3-3(k)(2)(b). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's abovementioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of JJR ASSOCIATES taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness, and no facts came to our attention to cause us to believe that the Company was not in compliance with the exemption provisions of Rule 15c3-3(k)(2)(b).

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for suc purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

In the light of the foregoing comment, we declare that we found no material inadequacies in your accounting system, internal accounting control and procedures for safeguarding securities. Further, that no material differences existed between our computation of your net capital, and your corresponding Focus Report Part IIA filing.

organization the size of JJR Associates to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

We hereby attest that the requirements prescribed by the Securities and Exchange Commission for audit, under authority of Rule 17a-5 have been observed by us in the conduct of our examination.



GLASSER & HAIMS, C.P.A., P.C.

January 25, 2002